UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 5)*

Under the Securities Exchange Act of 1934

CBIZ, INC.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

124805102

(CUSIP Number)

Malcolm Ross

Dickstein Shapiro LLP

1633 Broadway

New York, N.Y. 10019

(212) 277-6500

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)

July 26, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 124805102

(1)	Names of Reporting Persons

Westbury (Bermuda) Ltd.

(2)	Check the Appropriate Box if a Member of a Group

(a)	☐
(b)	☐

(3)	SEC Use Only

(4)	Source of Funds*

(5)	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization

Bermuda

Number of shares	(7)	Sole Voting Power	7,716,669
Beneficially Owned	(8)	Shared Voting Power	-0-
By Each Reporting	(9)	Sole Dispositive Power	-0-
Person With:	(10)	Shared Dispositive Power	7,716,669

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person.

7,716,669

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain shares (see instructions). ☐

(13)	Percent of Class Represented by Amount in Row (11): 15.3% (1)

(14)	Type of Reporting Person (see instructions): CO

(1) Based on 50,519,341 shares of common stock outstanding as of April 30, 2013, as reported by the Issuer in its Form 10-Q filed on May 10, 2013.

(1)	Names of Reporting Persons

Westbury Trust

(2)	Check the Appropriate Box if a Member of a Group

(a)	☐
(b)	☐

(3)	SEC Use Only

(4)	Source of Funds

(5)	Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization

Bermuda

Number of shares	(7)	Sole Voting Power	7,716,669 (1)
Beneficially Owned	(8)	Shared Voting Power	-0-
By Each Reporting	(9)	Sole Dispositive Power	-0-
Person With:	(10)	Shared Dispositive Power	7,716,669 (1)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person.

7,716,669

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain shares (see instructions). ☐

(13)	Percent of Class Represented by Amount in Row (11): 15.3% (2)

(14)	Type of Reporting Person (see instructions): OO

(1) Securities are owned directly by Westbury (Bermuda) Ltd., which is 100% owned by Westbury Trust. Westbury Trust is an indirect beneficial owner of the reported securities.

(2) Based on 50,519,341 shares of common stock outstanding as of April 30, 2013, as reported by the Issuer in its Form 10-Q filed on May 10, 2013.

AMENDMENT NO. 5 TO SCHEDULE 13D

This Amendment No. 5 amends and supplements the Schedule 13D (the “Schedule 13D”) filed with the Securities and Exchange Commission (the “ SEC ” or “ Commission ”) on November 4, 1996 by Michael G. DeGroote (“DeGroote”) and MGD Holdings Ltd., a Bermuda corporation, as amended by Amendment No. 1 filed with the SEC on June 4, 1997 by DeGroote and Westbury (Bermuda) Ltd., a Bermuda limited corporation (“Westbury ”) (as successor-in-interest to MGD Holdings Ltd.), Amendment No. 2 filed with the SEC on May 15, 1998 by DeGroote and Westbury, Amendment No. 3 filed with the SEC on February, 12, 2010 by DeGroote, Westbury, and Westbury Trust, a Bermuda trust which owns 100% of the stock of Westbury (“Westbury Trust”), and Amendment No. 4 filed with the SEC on September 16, 2010 by Westbury and Westbury Trust, relating to the common stock, par value $0.01 per share, of CBIZ, Inc., a Delaware corporation (the “ Issuer ”).

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER:

Paragraphs (a) and (b) of Item 5 are amended and restated as follows:

(a) and (b). Items 7 through 11 and 13 of each of the cover pages of this Amendment No. 5 are incorporated herein by reference. Such information is based on 50,519,341 shares of common stock outstanding as of April 30, 2013, as reported by Issuer in its Form 10-Q filed on May 10, 2013. If the Additional Stock Purchase closes pursuant to the Additional Agreement (as such terms are defined below), the number of shares beneficially owned by the Reporting Persons will decrease from 7,716,669 to 3,858,334.5 and the Reporting Persons’ percentage ownership of the common stock would decrease from 15.3% to 8.3%. The Reporting Persons share the power to dispose of the shares with the Issuer pursuant to the terms of the Option granted to the Issuer by Westbury (as further described in Item 6 below).

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER:

Item 6 is hereby amended and restated in its entirety as follows:

On September 14, 2010, the Issuer, Westbury, Westbury Trust and DeGroote entered into a Stock and Option Purchase Agreement (the “Initial Agreement”). The Initial Agreement provided for the purchase by the Issuer of (i) 7,716,669 shares of the Issuer held by Westbury at a price per share of $6.25 in cash, or an aggregate of $48,229,181.25 (the “Initial Stock Purchase”) and (ii) an option, acquired for $5,000,000, to purchase the remaining 7,716,669 shares of the Issuer held by Westbury (the “Option”) at an exercise price per share of $7.25 in cash (subject to adjustment for stock splits and stock dividends and distributions). The Initial Stock Purchase closed on September 15, 2010. The Initial Agreement provides that the Option is exercisable by the Issuer in whole or in part at any time after the closing of the Agreement until September 30, 2013. Since the Initial Stock Purchase, the shares of the Issuer subject to the Option have been held in a custody account pursuant to the terms of a Custody Agreement dated September 14, 2010, by and among Westbury, Westbury Trust, DeGroote, the Issuer and JPMorgan Chase Bank, N.A., as Custodian (the “Custody Agreement”). The descriptions of the Initial Agreement and the Custody Agreement are qualified in their entirety by reference to the copies of each of them, which agreements are incorporated herein by reference and attached as Exhibits 10.1 and 10.2 to Amendment No. 4 of this Schedule 13D filed with the SEC on September 16, 2010.

On July 26, 2013, the Issuer, Westbury, Westbury Trust and DeGroote entered into a Stock Purchase Agreement (the “Additional Agreement”). The Additional Agreement provides for the purchase by the Issuer of 3,858,334.5 of the shares subject to the Option at a price per share equal to $6.65 per share, or an aggregate of $25,657,924.43 (the “Additional Stock Purchase”). It is a condition to the closing of the Additional Stock Purchase that the transactions contemplated by that certain Stock Purchase Agreement, dated as of July 26, 2013, between CBIZ Operations, Inc. and Zotec Partners, LLC (the “Zotec Agreement”) have closed in accordance with its terms. Westbury and Westbury Trust may terminate the Stock Purchase Agreement if the Additional Stock Purchase does not close on or prior to November 1, 2013.

The Additional Agreement provides that shares subject to the Stock Purchase Agreement be released from the Custody Agreement at the Closing of the Additional Stock Purchase and that the Initial Agreement (including the Option granted pursuant thereto) remain applicable to the 3,858,334.5 shares remaining in the custody account subject to the Custody Agreement.

The above description of the Additional Agreement is qualified in its entirety by reference to the full text of the Additional Agreement, which is incorporated herein by reference and attached hereto as Exhibit 10.1.

The Zotec Agreement is described in the Issuer’s Current Report on Form 8-K filed with the SEC on August 1, 2013 and a copy of the full text of the Zotec Agreement is attached as Exhibit 2.1 to such Form 8-K, which is incorporated herein by reference.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS

Item 7 is hereby amended and supplemented to add the following as an exhibit hereto:

Exhibit 10.1: Stock Purchase Agreement dated as of July 26, 2013 by and among the Issuer, Westbury, Westbury Trust and DeGroote.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: August 1, 2013	WESTBURY (BERMUDA) LTD.

/s/ Jim Watt
Name: Jim Watt
Title: President

Dated: August 1, 2013	WESTBURY TRUST

/s/ Jim Watt
Name: Jim Watt
Title: Trustee